Exhibit (a)(3)

QUESTION & ANSWER BRIEFING

1.	What is Aspen recommending with respect to Endurance’s exchange offer?

In its consideration of Endurance’s exchange offer, the Aspen board consulted with members of management and Aspen’s independent financial and legal advisors and took into account numerous factors, and unanimously determined that the exchange offer is not in the best interests of Aspen or its shareholders and recommends that Aspen shareholder reject the exchange offer.

2.	Why is Aspen recommending that Aspen shareholders reject Endurance’s exchange offer?

The reasons for our board’s recommendation are detailed in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Aspen, as well as the press release issued today, and include the following:

While Aspen’s business has strengthened, Endurance’s offer has become even less attractive

•	Aspen’s diluted book value per share at March 31, 2014 was $42.72, up 4.4% from December 31, 2013. Endurance’s “revised” offer is a step backwards, representing a lower premium over diluted book value per share than its initial offer. Moreover, Endurance touts a “headline price” that simply does not exist. Endurance has been publicly stating that it is offering “$49.50” per share. But the stock component of the Offer consideration is currently – and has since announcement of its offer on April 14 been – worth less than that headline price. Based on the proposed exchange ratio, as of June 13, 2014, the last practicable trading date before filing, the Endurance Common Stock offered (at an exchange ratio of 0.9197 shares of Endurance Common Stock per Aspen share), and which constitutes 60% of the total consideration offered for Aspen, had a value of only $47.48 per Aspen share.

The Offer significantly undervalues Aspen

•	Endurance’s Offer significantly undervalues Aspen and Aspen is confident that its strategic plan will deliver value to its shareholders which is superior to the Offer. Aspen is successfully executing on its plan. In the first quarter of 2014, its annualized operating return on average equity was 14.8%. This was the highest quarterly ROE since Aspen began significant investments in the business. As a result, as Aspen stated on its earnings call on April 23, 2014, it believes that the Company is well positioned to achieve its 10% operating ROE objective in 2014, and would expect operating ROE in 2015 to increase over 2014 on the order of 100 basis points.[1] Beyond 2015, Aspen would expect to obtain additional continued benefits to its ROE from increasing operating leverage. Aspen has built a business that is poised to deliver growth across its diversified platform, with strength in its U.S. insurance business, a valuable Lloyd’s franchise and an industry-leading reinsurance business.

Endurance Common Stock is an unattractive transaction currency

•	Endurance has historically underperformed, and there are a number of reasons why Aspen does not believe Endurance’s claims about its prospects. Furthermore, Aspen believes that Endurance’s stock is not an attractive currency, particularly in comparison to Aspen’s shares, including:

•	Endurance is over-reliant on crop insurance, a business which is troubled, low-margin, recently volatile and exposed to major risks.

•	Endurance’s results are heavily dependent upon reserve releases.

[1]	Guidance as at April 23, 2014. In 2014, ROE guidance assumes a pre-tax catastrophe load of $185 million, normal loss experience and given the current interest rate and insurance pricing environment. In 2015, ROE guidance assumes a pretax catastrophe load of $200 million, normal loss experience, Aspen’s expectations for rising interest rates, and a less favorable insurance pricing environment. See Safe Harbor disclosure below.

•	Endurance’s dependence on reserve releases also indicates a subpar underwriting performance. The insurance business underwriting performance has been especially lackluster compared with Aspen’s. Endurance’s insurance calendar-year loss ratios ex-reserve development and catastrophe losses were 30 points higher than Aspen’s in 2012, and 20 points higher in 2013.

The combination of Aspen and Endurance would not be financially attractive to Aspen shareholders

•	There are a number of important reasons why the combination of Aspen and Endurance is not a financially attractive alternative for Aspen shareholders. In particular, Aspen believes Endurance’s estimate for dis-synergies dramatically understates the real-world impact of combining Aspen’s and Endurance’s businesses, and that the loss of business resulting from dis-synergies would cause significant financial harm to its shareholders. Aspen’s dis-synergies estimates are consistent with feedback received from clients, brokers and employees, and the Company expects that the business lost would be among the most valued and would not be easily replaced.

The Offer fails to disclose material information with respect to Endurance’s financing

•	The terms and availability of Endurance’s financing remain unclear and continue to lack certainty. Endurance’s $1 billion bridge loan facility is temporary, maturing in less than one year, and the intended “take-out” financing is not committed. It appears that Endurance intends to replace the bridge loan by issuing a substantial amount of common equity, at an uncertain price expected to be at a discount to market.

Endurance’s coercive legal tactics are an attempt to acquire Aspen at the lowest possible price and will result in significant time, expense and distraction to Aspen

•	The proposal to increase the size of Aspen’s board to 19 would create an unwieldy and untenable corporate governance structure and Endurance’s scheme of arrangement would be an unprecedented usurping of an independent board’s judgment in its attempt to acquire Aspen at a price that significantly undervalues Aspen.

The Offer is subject to many uncertainties and onerous conditions

•	Endurance’s completion of the Offer is subject to a litany of conditions that run for six pages of Endurance’s Offer filing, creating major uncertainty as to whether the Offer could be completed and, if completed, when and at what price.

Aspen has received an inadequacy opinion from its financial advisor

•	Goldman Sachs rendered its oral opinion to the Aspen board, subsequently confirmed in writing, that as of June 13, 2014 and based upon and subject to the factors and assumptions set forth in the written opinion, the consideration proposed to be paid to the holders (other than Endurance or its affiliates) of Aspen shares pursuant to the Offer was inadequate from a financial point of view to such holders. The full text of the written opinion of Goldman Sachs, dated June 13, 2014, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, is attached to Aspen’s Schedule 14D-9 filing. Goldman Sachs provided its opinions for the information and assistance of the Aspen board in connection with its consideration of the Offer. The opinion of Goldman Sachs is not a recommendation as to whether or not any holder of Aspen shares should tender such shares in connection with the Offer or any other matter.

3.	What is an exchange offer?

An exchange offer is a formal process by which a company offers to exchange a holder’s shares for cash and/or securities.

4.	What are the terms of Endurance’s exchange offer?

•	Endurance commenced an exchange offer on June 9 for all of Aspen’s ordinary shares on financial terms identical to its June 2 proposal, which Aspen rejected – specifically, for consideration, per Aspen share, of (i) 0.9197 Endurance shares, (ii) $49.50 in cash or (iii) a combination of 0.5518 Endurance shares and $19.80 in cash, pro-rated to consist of an aggregate mix of consideration consisting of 60% Endurance shares and 40% cash.

•	The exchange offer will expire at 5.00pm ET on Friday August 29 unless extended or withdrawn by Endurance.

•	Completion of the exchange offer is subject to a litany of conditions, including on entry into a definitive merger agreement by Aspen and Endurance and redemption of Aspen’s shareholder rights plan.

5.	What is Endurance seeking to do with respect to its proxy solicitation?

Endurance has filed a preliminary solicitation statement and related materials with the SEC, pursuant to which it is soliciting authorizations with respect to two matters:

•	Endurance is soliciting written requisitions to cause the Aspen board of directors to convene a special general meeting of Aspen shareholders, at which meeting Endurance will ask shareholders to approve a proposal to increase the size of Aspen’s board from 12 to 19 directors. If such proposal were to be approved, a majority (10 out of 19) Aspen directors would stand for election at Aspen’s 2015 annual general meeting, and Endurance has reserved the right to put forth an opposition slate of directors at that annual meeting in order to seek control of the Aspen board of directors.

•	Endurance is soliciting shareholder support for a scheme of arrangement pursuant to which Endurance would acquire all of the outstanding shares of Aspen on terms no less favorable than those offered under its exchange offer. If Endurance receives sufficient support for such a proposal, it intends to apply to the Supreme Court of Bermuda to petition such Court to order a special meeting of Aspen shareholders to vote on the scheme of arrangement.

6.	What is the Aspen board recommending with respect to Endurance’s proxy solicitation?

•	Aspen strongly believes that the proposals in Endurance’s solicitation statement are NOT in the best interests of Aspen or its shareholders.

•	Aspen today filed a preliminary revocation solicitation statement with the SEC and is urging shareholders to revoke any authorizations given to Endurance.

7.	Why does Aspen believe Endurance’s solicitation proposals are not in the best interests of Aspen or its shareholders?

Aspen believes that Endurance’s solicitation is a tactic by Endurance to acquire Aspen at a price that significantly undervalues Aspen while distracting the management of Aspen, a competitor of Endurance, from its core mission of delivering value to Aspen shareholders. The reasons are set out in detail in Aspen’s revocation solicitation statement, and include:

•	Voting in favor of Endurance’s proposals would support Endurance’s effort to acquire Aspen on the current unattractive terms. The Aspen board has repeatedly and unanimously determined that Endurance’s offer significantly undervalues the Company and is not in the best interests of Aspen or its shareholders.

•	Voting in favor of Endurance’s proposals would set in motion a series of shareholder meetings, solicitations and court hearings, all of which would result in significant time, expense and distraction.

•	The time, expense and distraction entailed by a special meeting is unnecessary and avoidable, because even if successful at the special meeting, Endurance would have to wait until Aspen’s 2015 annual general meeting to seek control of Aspen’s board.

•	An involuntary scheme of arrangement would be an unprecedented usurping of an independent board’s judgment, which has been rejected by the Supreme Court of Bermuda in its past consideration of the matter.

•	A shareholder meeting is an unsatisfactory alternative to direct, ongoing engagement between Aspen and its shareholders.

•	A board size of 19 directors is an unwieldy and untenable corporate governance structure that is contrary to principles of good governance.

8.	What are the priorities for Aspen now?

•	Aspen is delivering on a clear strategy to achieve superior performance for its shareholders.

•	Aspen delivered strong results across all parts of its business in the first quarter, with a resulting annualized operating ROE of 14.8%. The Company is at an inflection point where the significant investments we have made over the past several years are now paying off.

•	During the January 1 renewal season, Aspen was one of the clear winners of the so called “battle of the signings”. It succeeded again at the April renewal season where the market was also extremely competitive. Through its strong client relationships and excellent service, Aspen gains access to the most sought after risks and wins that business. In addition, Aspen’s offerings have been enhanced by the success of its growing Aspen Capital Markets business which affords it the ability to offer more substantial capacity to its clients on profitable business while maintaining its risk profile.

•	It is business-as-usual at Aspen and the focus remains on continuing to provide an outstanding service to its clients, brokers and business partners.

Cautionary Statement Concerning Forward-Looking Statements

This document contains written, and the Company may make related oral, “forward-looking statements” within the meaning of the U.S. federal securities laws. These statements are made pursuant to common law doctrine and, to the extent applicable, the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as “expect,” “intend,” “plan,” “believe,” “do not believe,” “aim,” “project,” “anticipate,” “seek,” “will,” “likely,” “estimate,” “may,” “continue,” “guidance,” “outlook,” “trends,” “future,” “could,” “target,” and similar expressions of a future or forward-looking nature.

All forward-looking statements rely on a number of assumptions, estimates and data concerning future results and events and are subject to a number of uncertainties and other factors, many of which are outside Aspen’s control that could cause actual results to differ materially from such statements.

Forward-looking statements do not reflect the potential impact of any future collaboration, acquisition, merger, disposition, joint venture or investments that Aspen may enter into or make, and the risks, uncertainties and other factors relating to such statements might also relate to the counterparty in any such transaction if entered into or made by Aspen.

All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. Aspen believes these factors include, but are not limited to: our ability to successfully implement steps to further optimize the business portfolio, ensure capital efficiency and enhance investment returns; the possibility of greater frequency or severity of claims and loss activity, including as a result of natural or man-made (including economic and political risks) catastrophic or material loss events, than our underwriting, reserving, reinsurance purchasing or investment practices have anticipated; the assumptions and uncertainties underlying reserve levels that may be impacted by future payments for settlements of claims and expenses or by other factors causing adverse or favorable development; the reliability of, and changes in assumptions to, natural and man-made catastrophe pricing, accumulation and estimated loss models; decreased demand for our insurance or reinsurance products and cyclical changes in the highly competitive insurance and reinsurance industry; increased competition from existing insurers and reinsurers and from alternative capital providers and insurance-linked funds and collateralized special purpose insurers on the basis of pricing, capacity, coverage terms, new capital, binding authorities to brokers or other factors and the related demand and supply dynamics as contracts come up for renewal; changes in general economic conditions, including inflation, deflation, foreign currency exchange rates, interest rates and other factors that could affect our financial results; the risk of a material decline in the value or liquidity of all or parts of our investment portfolio; evolving issues with respect to interpretation of coverage after major loss events; our ability to adequately model and price the effect of climate cycles and climate change; any intervening legislative or governmental action and changing judicial interpretation and judgements on insurers’ liability to various risks; the effectiveness of our risk management loss limitation methods, including our reinsurance purchasing; changes in the total industry losses, or our share of total industry losses, resulting from past events and, with respect to such events, our reliance on loss reports received from cedants and loss adjustors, our reliance on industry loss estimates and those generated by modeling techniques, changes in rulings on flood damage or other exclusions as a result of prevailing lawsuits and case law; the impact of one or more large losses from events other than natural catastrophes or by an unexpected accumulation of attritional losses; the impact of acts of terrorism, acts of war and related legislation; any changes in our reinsurers’ credit quality and the amount and timing of reinsurance recoverables; changes in the availability, cost or quality of reinsurance or retrocessional coverage; the continuing and uncertain impact of the current depressed lower growth economic environment in many of the countries in which we operate; the level of inflation in repair costs due to limited availability of labor and materials after catastrophes; a decline in our operating subsidiaries’ ratings with S&P, A.M. Best or Moody’s; the failure of our reinsurers, policyholders, brokers or other intermediaries to honor their payment obligations; our ability to execute our business plan to enter new markets, introduce new products and develop new distribution channels, including their integration into our existing operations; our reliance on the assessment and pricing of individual risks by third parties; our dependence on a few brokers for a large portion of our revenues; the persistence of heightened financial risks, including excess sovereign debt, the banking system and the Eurozone debt crisis; changes in our ability to exercise capital management initiatives (including our share repurchase program) or to arrange banking facilities as a result of prevailing market changes or changes in our financial position; changes in government regulations or tax laws in jurisdictions where we conduct business; changes in accounting principles or policies or in the application of such accounting principles or policies; Aspen or Aspen Bermuda Limited becoming subject to income taxes in the United States or the United Kingdom; loss of one or more of our senior underwriters or key personnel; our reliance on information and technology and third party service providers for our operations and systems; and increased counterparty risk due to the credit impairment of financial institutions. For a more detailed description of these uncertainties and other factors, please see the “Risk Factors” section in Aspen’s Annual Report on Form 10-K as filed with the U.S. Securities and Exchange Commission on February 20, 2014 and in Aspen’s Quarterly Report on Form 10-Q as filed with the U.S. Securities and Exchange Commission on May 1, 2014. Aspen undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made.

The guidance in this document relating to 10% Operating ROE in 2014 and with a further 100 basis point increase over 2014 in 2015 was and is made as at April 23, 2014. Such guidance assumes for 2014 a pre-tax catastrophe load of $185 million per annum, normal loss experience and given the current interest rate and insurance pricing environment and for 2015 a pre-tax catastrophe load of $200 million, normal loss experience, our expectations for rising interest rates, and a less favorable insurance pricing environment. Aspen has identified and described in the presentation dated May 2014, in the investor relations section of its website actions and additional underlying assumptions in each of its three operating return on equity levers – optimization of the business portfolio (including particular lines of business), capital efficiency and enhancing investment returns – to seek to achieve the targeted operating ROE in 2014 and 2015. These forward looking statements are subject to the assumptions, risks and uncertainties, as discussed above and in the following slides, which could cause actual results to differ materially from these statements.

In addition, any estimates relating to loss events involve the exercise of considerable judgment and reflect a combination of ground-up evaluations, information available to date from brokers and cedants, market intelligence, initial tentative loss reports and other sources. The actuarial range of reserves and management’s best estimate represents a distribution from our internal capital model for reserving risk based on our then current state of knowledge and explicit and implicit assumptions relating to the incurred pattern of claims, the expected ultimate settlement amount, inflation and dependencies between lines of business. Due to the complexity of factors contributing to the losses and the preliminary nature of the information used to prepare these estimates, there can be no assurance that Aspen’s ultimate losses will remain within the stated amounts.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities or a solicitation of any vote or approval. This communication is for informational purposes only and is not a substitute for any relevant documents that Aspen may file with the U.S. Securities and Exchange Commission (“SEC”).

Endurance Specialty Holdings Ltd. has commenced an exchange offer for the outstanding shares of Aspen (together with associated preferred share purchase rights). Aspen has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC.

INVESTORS AND SECURITY HOLDERS OF ASPEN ARE URGED TO READ THIS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Aspen through the web site maintained by the SEC at http://www.sec.gov. These documents will also be available on Aspen’s website at http://www.aspen.co.

Certain Information Regarding Participants

Aspen and certain of its respective directors and executive officers may be deemed to be participants under the rules of the SEC. Security holders may obtain information regarding the names, affiliations and interests of Aspen’s directors and executive officers in Aspen’s Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 20, 2014, and its proxy statement for the 2014 Annual Meeting, which was filed with the SEC on March 12, 2014. These documents can be obtained free of charge from the sources indicated above.